EXHIBIT 99.2

RADA Electronic Industries Announces Filing of 2011 Annual Report

NETANYA, Israel, March 29, 2012 (GLOBE NEWSWIRE) -- RADA Electronic Industries Ltd. (Nasdaq:RADA - News), today announced that it has filed its annual report containing audited consolidated financial statements for the year ended December 31, 2011 with the U.S. Securities and Exchange Commission.  The annual report is available on the the Company’s website (www.rada.com).  Shareholders may receive a hard copy of the annual report free of charge upon request.

About RADA

RADA Electronic Industries Ltd. is an Israel based defense electronics contractor.  The Company specializes in the development, production and sales of Data Recording and Management Systems (Digital Video & Data recorders, Ground Debriefing Stations, Head-Up Display Cameras), Inertial Navigation Systems for air and land applications, Avionics Solutions (Aircraft Upgrades, Avionics for UAVs, Stores Management Systems, Mission & Interface Computers) and tactical Radars for Force and Border Protection Systems.

Certain statements in this press release are "forward-looking statements" within the meaning of the Private Securities Litigation Act of 1995. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such risk uncertainties and other factors include, but are not limited to, changes in general economic conditions, risks in product and technology developments, market acceptance of new products and continuing product demand, level of competition and other factors described in the Company's Annual Report on Form 20-F and other filings with the Securities and Exchange Commission.

Contact:

RADA Electronic Industries Ltd.
Shiri Lazarovich, CFO
+972-9-892-1111
Shiri.Lazarovich@rada.com